EXHIBIT (99.5)

Ontario Finances 2015–16 First Quarter Update

Ontario Finances 2015–16 First Quarter Update	MINISTRY OF FINANCE August 2015

Introduction

      The Ontario Quarterly Finances contains updated information about Ontario's 2015–16 fiscal outlook, including updated information about the major components of revenue and expense as set out in the 2015 Budget.

Section A: 2015–16 Fiscal Outlook

The government is projecting a deficit of $8.5 billion in 2015–16, unchanged from the 2015 Ontario Budget. This deficit outlook, if achieved, would be the lowest deficit level since the 2008–09 global recession.

The 2015 Ontario Budget reaffirmed the government's commitment to take a deliberate and thoughtful approach to eliminating the deficit by 2017–18. The government's path to a balanced budget is based on managing growth in program spending and maintaining the integrity of Provincial revenues, while continuing to make investments that grow the economy and create jobs.

The Ontario economy continues to grow in a challenging global environment. Since the 2015 Ontario Budget, the forecasts for 2015 growth in Ontario, the rest of Canada and the United States have been reduced. Most of the downgrade in growth prospects is due to a weak start in 2015. Forecasters remain generally optimistic about future Ontario growth, in line with the 2015 Budget assumptions.

2015–16 In-Year Fiscal Performance
($ Millions)			2015–16
	2014–15 Interim	Budget Plan	Current Outlook	In-Year Change
Revenue	118,517	124,390	124,390	–
Expense
Programs	118,775	120,492	120,492	–
Interest on Debt	10,675	11,410	11,410	–
Total Expense	129,450	131,902	131,902	–
Reserve	–	1,000	1,000	–
Surplus / (Deficit)	(10,933)	(8,512)	(8,512)	–
Note: Numbers may not add due to rounding.

The outlook for Provincial program expense, at $120.5 billion, is unchanged from the 2015 Budget Plan — reflecting the government's commitment to manage growth in spending. The 2015–16 outlook continues to include a program review savings target of $500 million, which will be delivered through the government's efforts to transform programs and modernize government.

The Province's interest on debt expense forecast, at $11.4 billion, is unchanged from the 2015 Budget forecast.

The 2015–16 outlook also maintains a $1.0 billion reserve along with contingency funds to protect the fiscal outlook against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.

Ontario's net debt-to-GDP ratio is expected to peak at 39.8 per cent in 2015–16, consistent with the forecast in the 2015 Ontario Budget and lower than the 40.8 per cent forecast in the 2014 Ontario Budget.

Further details on the Province's fiscal plan, including final results for 2014–15, will be provided in future fiscal updates.

Section B: Details of In-Year Changes

Revenue
The 2015–16 revenue outlook, at $124,390 million, remains unchanged from the 2015 Budget.
There are downside risks around the revenue outlook related to the weak start to economic growth in 2015. There are both upside and downside risks around the revenue outlook related to personal and corporate income tax assessments for past years and related to continued uncertainty over global economic growth. The government will continue to monitor economic and revenue developments and will provide further details in future fiscal updates.
Total Expense
The 2015–16 total expense outlook, at $131,902 million, is unchanged from the projection in the 2015 Budget. Key changes to ministry expense projections since the 2015 Budget are all fiscally neutral and they include:
♦
A transfer of $3.0 million from Treasury Board Secretariat to the Ministry of Citizenship, Immigration and International Trade for advertising and media buying expenses for the 2015 Action Plan to Stop Sexual Violence and Harassment.

♦
A transfer totaling $1.2 million from the Ministry of Tourism, Culture and Sport to the Ministry of Citizenship, Immigration and International Trade, Ministry of Aboriginal Affairs, Ministry of Transportation, Ministry of Education and Ministry of Economic Development, Employment and Infrastructure for promotion, celebration and legacy initiatives for the Pan/Parapan American Games. Funding supports the development of the volunteer program, implementation of the Aboriginal Communities Youth Project, cycling skills training programs, school-based programs and a North South Business Forum.

♦
A transfer totaling $1.9 million from the Ministry of Children and Youth Services to the Ministry of Education, the Ministry of Citizenship, Immigration and International Trade, and the Ministry of Tourism, Culture and Sport to support the next phase of Ontario's Youth Action Plan.

♦	A transfer of $1.0 million from the operating contingency fund to Cabinet Office for Ontario's contribution to the Red Cross to support relief efforts following the earthquake in Nepal.
Interest on debt expense is unchanged. The projected cost of borrowing is consistent with the 2015 Ontario Budget, as interest rates remain in line with the Budget forecast.

Fiscal Prudence
The 2015 Budget included a $1.0 billion reserve in 2015–16 to protect the fiscal outlook against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance. The current fiscal outlook maintains the full reserve.
The current outlook also maintains contingency funds to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise negatively impact Ontario's fiscal performance.

Section C: Ontario's Economic Outlook

The Ontario economy continues to grow in a challenging global environment. Expectations for global economic growth remain moderate, but uneven. In July, the International Monetary Fund's World Economic Outlook Update projected growth for the world economy of 3.3 per cent, slightly below the forecast at the time of the Budget. The average forecast for 2015 real GDP growth in the United States, Ontario's largest trading partner, has declined from 3.1 per cent at the time of the 2015 Budget to 2.4 per cent.

As of July 31, 2015, private-sector forecasters, on average, project Ontario real GDP will increase by 2.2 per cent in 2015, down from a 2.8 per cent increase expected at the time of the 2015 Budget. Private-sector forecasts for Ontario real GDP growth in 2016 have increased slightly, averaging 2.6 per cent, up from 2.5 per cent at the time of the Budget.

Section D: Economic Performance

Ontario Real GDP
♦
In the first (calendar) quarter of 2015, Ontario's real GDP edged down 0.1 per cent, or 0.2 per cent annualized, following a 0.6 per cent increase, or 2.3 per cent annualized, in the fourth quarter of 2014. Ontario's real GDP in the quarter was 8.5 per cent above its pre-recession level.

Labour Market
♦
Ontario employment increased 0.4 per cent in the second quarter of 2015, following a 0.1 per cent decline in the first quarter. As of June 2015, Ontario employment increased by 295,600 net jobs, or 4.4 per cent, above the pre-recession peak reached in October 2008.

♦	The unemployment rate was 6.5 per cent in June 2015, the lowest rate since September 2008.
Retail Sales
♦
Ontario retail sales over the first two months of the second quarter grew 2.4 per cent above the first quarter average. On a year-to-date basis, retail sales were up 4.1 per cent over the first five months of 2015, compared to the same period in 2014.

Inflation
♦	The Ontario Consumer Price Index (CPI) rose 0.9 per cent (year-over-year) in the second quarter of 2015. Lower energy prices contributed to the modest pace of inflation in the quarter.
Housing Market
♦
Ontario home resales advanced by 9.7 per cent in the second quarter of 2015, after edging down 0.8 per cent in the previous quarter. On a year-to-date basis, Ontario home resales were up 12.2 per cent over the first six months of 2015, compared to the same period in 2014.

♦	Ontario housing starts increased 22.0 per cent in the second quarter, following a decline of 3.7 per cent in the previous quarter.

Manufacturing Sales and International Exports
♦
Ontario manufacturing sales over the first two months of the second quarter edged down 0.1 per cent compared to the first quarter average. On a year-to-date basis, manufacturing sales were down 0.5 per cent over the first five months of 2015, compared to the same period in 2014.

♦
Ontario international goods exports (on a customs basis) increased 0.9 per cent in the second quarter of 2015. On a year-to-date basis, international goods exports advanced 8.7 per cent over the first six months of 2015, compared to the same period in 2014.

Ontario Key Economic Indicators

(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2015			Quarterly		Annual
	Apr	May	June	2015Q1	2015Q2	2014
Gross Domestic Product
Real GDP	N/A	N/A	N/A	-0.1	N/A	2.2
Nominal GDP	N/A	N/A	N/A	0.3	N/A	3.6
Labour Market
Labour Force (Change in 000s)	-20.4	23.9	10.7	-12.7	4.5	34.8
Employment (Change in 000s)	-14.3	43.9	14.0	-7.6	25.6	54.5
Unemployment Rate (%)	6.8	6.5	6.5	6.9	6.6	7.3
Household Sector
Retail Sales	0.3	1.2	N/A	-0.8	N/A	5.0
Housing Starts[1]	0.7	31.3	-29.9	-3.7	22.0	-3.2
MLS Home Resales	4.8	3.4	0.4	-0.8	9.7	3.7
Manufacturing Sales	-0.6	-1.1	N/A	-2.8	N/A	6.1
Transportation Equipment	1.4	-1.1	N/A	-5.2	N/A	8.7
Consumer Price Index[2]	0.8	0.9	1.0	1.5	0.9	2.4

[1]  Monthly and quarterly housing starts are expressed at a seasonally adjusted annual rate.
[2]  Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

Section E: Details of Ontario's Finances

Revenue
($ Millions)		2015–16
	Interim 2014–15	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	29,028	30,377	30,377	–
Sales Tax[1]	21,740	22,982	22,982	–
Corporations Tax	10,148	11,342	11,342	–
Education Property Tax[2]	5,632	5,715	5,715	–
Employer Health Tax	5,430	5,680	5,680	–
Ontario Health Premium	3,350	3,458	3,458	–
Gasoline Tax	2,383	2,457	2,457	–
Land Transfer Tax	1,758	1,782	1,782	–
Tobacco Tax	1,163	1,262	1,262	–
Fuel Tax	738	752	752	–
Beer and Wine Tax	566	575	575	–
Electricity Payments-In-Lieu of Taxes	209	524	524	–
Other Taxes	509	491	491	–
	82,654	87,397	87,397	–
Government of Canada
Canada Health Transfer	12,413	13,065	13,065	–
Canada Social Transfer	4,847	4,976	4,976	–
Equalization	1,988	2,363	2,363	–
Infrastructure Programs	149	308	308	–
Labour Market Programs	909	914	914	–
Social Housing	458	448	448	–
Wait Times Reduction Fund	–	–	–	–
Other Federal Payments	949	816	816	–
	21,713	22,890	22,890	–
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,935	1,920	1,920	–
Liquor Control Board of Ontario	1,811	1,880	1,880	–
Ontario Power Generation Inc./Hydro One Inc.	1,565	1,012	1,012	–
	5,311	4,812	4,812	–
Other Non-Tax Revenue
Reimbursements	989	980	980	–
Vehicle and Driver Registration Fees	1,442	1,592	1,592	–
Electricity Debt Retirement Charge	948	865	865	–
Power Supply Contract Recoveries	920	793	793	–
Sales and Rentals	2,260	2,803	2,803	–
Other Fees and Licences	914	979	979	–
Net Reduction of Power Purchase Contract Liability	217	172	172	–
Royalties	248	262	262	–
Miscellaneous Other Non-Tax Revenue	901	845	845	–
	8,839	9,291	9,291	–
Total Revenue	118,517	124,390	124,390	–
[1]  Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2]  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners' Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense
($ Millions)			2015–16
	Interim 2014–15	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs[1]	68.6	74.5	74.8	0.3
Agriculture, Food and Rural Affairs[1]	924.9	1,028.8	1,028.8	–
Attorney General	1,780.3	1,779.8	1,779.8	–
Board of Internal Economy[2]	300.9	210.5	210.5	–
Children and Youth Services	4,173.9	4,315.7	4,313.8	(1.9)
Citizenship, Immigration and International Trade	155.9	158.6	162.6	4.1
Community and Social Services	10,568.6	11,114.9	11,114.9	–
Community Safety and Correctional Services[1]	2,496.1	2,466.6	2,466.6	–
Economic Development, Employment and Infrastructure / Research and Innovation[1]	1,111.6	1,219.9	1,219.9	0.1
Education[1]	24,594.2	25,230.7	25,231.7	1.1
Energy[1]	316.9	322.9	322.9	–
Environment and Climate Change	485.6	503.3	503.3	–
Executive Offices	44.6	33.8	34.8	1.0
Finance[1]	821.3	860.9	860.9	–
Francophone Affairs, Office of	5.6	8.4	8.4	–
Government and Consumer Services	596.6	601.9	601.9	–
Health and Long-Term Care	50,172.7	50,770.9	50,770.9	–
Labour	307.7	310.5	310.5	–
Municipal Affairs and Housing[1]	884.5	920.0	920.0	–
Natural Resources and Forestry[1]	724.4	720.2	720.2	–
Northern Development and Mines	757.4	756.7	756.7	–
Tourism, Culture and Sport[1]	1,256.5	1,274.3	1,274.7	0.4
Training, Colleges and Universities	7,741.6	7,809.7	7,809.7	–
Transportation	2,965.6	3,456.8	3,456.9	0.2
Treasury Board Secretariat[1]	424.1	490.2	487.3	(3.0)
Interest on Debt[3]	10,675.0	11,410.1	11,410.1	–
Other Expense[1]	5,094.9	5,541.5	5,539.3	(2.2)
Program Review Savings Target	–	(490.0)	(490.0)	–
Year-End Savings[4]	–	(1,000.0)	(1,000.0)	–
Total Expense	129,450.1	131,902.0	131,902.0	–
[1]  Details on other ministry expense can be found in the Details of Other Expense table.
[2]  The 2014–15 amount includes projected expenses for the 2014 general election.
[3]  Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $193 million in 2014–15 and
 $170 million in 2015–16.
4  As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

Details of Other Expense
($ Millions)			2015–16
	Interim 2014–15	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
One-Time Investments Including Settlements	3.3	–	–	–
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	40.5	12.5	12.5	–
Time-Limited Assistance	6.5	–	–	–
Community Safety and Correctional Services
Time-Limited Support for 2015 Pan/Parapan American Games Security	45.6	182.7	182.7	–
Economic Development, Employment and Infrastructure / Research and Innovation
Federal-Provincial Infrastructure Programs	–	235.2	235.2	–
Education
Teachers' Pension Plan[1]	571.0	71.0	71.0	–
Energy
Ontario Clean Energy Benefit	1,080.0	860.0	860.0	–
Finance
Ontario Municipal Partnership Fund	541.5	512.5	512.5	–
Power Supply Contract Costs	920.0	793.0	793.0	–
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	153.3	160.3	160.3	–
Time-Limited Investments	7.3	–	–	–
Natural Resources and Forestry
Emergency Forest Firefighting	79.4	69.8	69.8	–
Tourism, Culture and Sport
Time-Limited Investments to Support 2015 Pan/Parapan American Games	468.6	904.6	903.4	(1.2)
Treasury Board Secretariat
Operating Contingency Fund	50.0	550.0	549.0	(1.0)
Capital Contingency Fund	–	100.0	100.0	–
Pension and Other Employee Future Benefits	1,128.0	1,090.0	1,090.0	–
Total Other Expense	5,094.9	5,541.5	5,539.3	(2.2)
[1]  Numbers reflect Public Sector Accounting Board pension expense. Ontario's matching contributions to the plan are $1,531 million in 2014–15 and $1,593 million in 2015–16.
Note: Numbers may not add due to rounding.

2015–16 Infrastructure Expenditures
($ Millions)		2015–16 Plan
Sector	Total Infrastructure Expenditures 2014–15 Interim[1]	Investment in Capital Assets2,3(i)	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures3(ii)
Transportation
Transit	2,919	2,659	546	3,205
Provincial Highways	2,361	2,466	–	2,466
Other Transportation, Property and Planning	863	751	120	871
Health
Hospitals	3,575	2,425	243	2,668
Other Health	359	70	206	276
Education	1,904	1,885	57	1,941
Postsecondary
Colleges and Other	380	347	15	362
Universities	168	–	214	214
Social	241	27	315	342
Justice	220	91	152	243
Other Sectors[5]	689	418	861	1,279
Subtotal	13,680	11,138	2,728	13,866
Less: Federal and Municipal Contributions	348	75	255	330
Total	13,332	11,063	2,473	13,536
[1]  Includes Provincial investment in capital assets of approximately $9.5 billion.
[2]  Includes $170 million in interest capitalized during construction.
[3]  Includes approximately $2 billion in third party investments in hospitals, colleges and schools. Excluding this amount: (i) provincially funded investment in capital assets is approximately $9.1 billion; and (ii) total infrastructure expenditure is approximately $11.9 billion.
[4]  Includes transfers to municipalities, universities and non-consolidated agencies.
[5]  Includes government administration, natural resources, culture and tourism sectors.
Note: Numbers may not add due to rounding.

Review of Selected Financial and Economic Statistics1
($ Millions)	2011–12	2012–13	2013–14	Interim 2014–15	Current Outlook 2015–16
Revenue	109,773	113,369	115,911	118,517	124,390
Expense
Programs	112,660	112,248	115,792	118,775	120,492
Interest on Debt[2]	10,082	10,341	10,572	10,675	11,410
Total Expense	122,742	122,589	126,364	129,450	131,902
Reserve	–	–	–	–	1,000
Surplus / (Deficit)	(12,969)	(9,220)	(10,453)	(10,933)	(8,512)
Net Debt	235,582	252,088	267,190	284,137	298,864
Accumulated Deficit	158,410	167,132	176,634	186,336	194,848
Gross Domestic Product (GDP) at Market Prices	658,635	679,616	695,705	720,938	751,242
Primary Household Income	444,343	460,133	473,702	490,211	509,311
Population – July (000s)	13,264	13,410	13,551	13,679	13,810
Net Debt per Capita (dollars)	17,762	18,798	19,717	20,772	21,642
Household Income per Capita (dollars)	33,501	34,312	34,957	35,837	36,881
Interest on Debt as a per cent of Revenue	9.2	9.1	9.1	9.0	9.2
Net Debt as a per cent of GDP	35.8	37.1	38.4	39.4	39.8
Accumulated Deficit as a per cent of GDP	24.1	24.6	25.4	25.8	25.9
[1]  Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget, a fiscally neutral accounting change related to the  reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review, and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
[2]  Interest on debt is net of interest capitalized during construction of tangible capital assets of $232 million in 2012–13, $134 million in 2013–14, $193 million in 2014–15 and $170 million in 2015–16.
Sources: Ontario Ministry of Finance and Statistics Canada.

Section F: Ontario's 2015–16 Financing Program

Province and Ontario Electricity Financial Corporation
($ Millions)	Interim 2014–15	2015–16
		Budget Plan	Current Outlook	In-Year Change
Deficit / (Surplus)	10,933	8,512	8,512	–
Investment in Capital Assets	9,507	9,079	9,079	–
Non-Cash Adjustments	(4,607)	(4,912)	(4,912)	–
Loans to Infrastructure Ontario	840	1,058	1,058	–
Other Net Loans / Investments	(760)	1,012	1,009	(3)
Debt Maturities	21,572	20,981	21,072	91
Debt Redemptions	87	200	100	(100)
Total Funding Requirement	37,573	35,930	35,919	(11)
Canada Pension Plan Borrowing	–	(42)	(42)	–
Decrease / (Increase) in Short-Term Borrowing	–	–	–	–
Increase / (Decrease) in Cash and Cash Equivalents	45	–	–	–
Preborrowing from 2013–14	(2,603)	–	–	–
Preborrowing in 2014–15	4,834	(4,834)	(4,834)	–
Total Long-Term Public Borrowing Requirement	39,849	31,054	31,043	(11)
Note: Numbers may not add due to rounding.
Borrowing Program Status (as at June 30, 2015)
($ Billions)	Completed	Remaining	Total
Province	6.3	22.7	29.0
Ontario Electricity Financial Corporation	0.4	1.6	2.0
Total	6.7	24.3	31.0
Note: Numbers may not add due to rounding.
Long-Term Public Borrowing completed as at June 30, 2015 totalled $6.7 billion, as follows:
($ Billions)
Domestic Issues	4.2
Global/ US Dollar/ Other Issues	2.5
6.7
Given the strength of demand in the Canadian-dollar market for Ontario bonds, the Province has raised its Canadian-dollar borrowing target to at least 75 per cent in 2015–16. As of June 30, 2015, approximately 63 per cent of this year's borrowing had been completed in Canadian dollars.

Ministry of Finance                           www.fin.gov.on.ca
For general inquiries regarding the Ontario Finances 2015–16 First Quarter Update, please call:
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